OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NEW VALLEY CORPORATION

(Name of Issuer)

COMMON SHARES, $.01 PAR VALUE

(Title of Class of Securities)

649080-50-4

(CUSIP Number)

Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 649080-50-4			Page 2 of 5 Pages

1.	Name of Reporting Person: HOWARD M. LORBER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 963,941 (includes 65,333 acquirable upon exercise of options)

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: 963,941 (includes 65,333 acquirable upon exercise of options)

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 963,941 (includes 65,333 acquirable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): IN

          This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 12, 2005 (as amended, the “Schedule 13D”), with respect to the Common Shares, par value $.01 per share (the “Common Shares”), of New Valley Corporation, a Delaware corporation (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.
ITEM 4. Purpose of Transaction.
          Item 4 of the Schedule 13D is hereby amended to add the following:
          On September 27, 2005, Mr. Lorber was elected President and Chief Executive Officer of Vector Group Ltd. (“Vector”), the majority shareholder of the Company, effective January 1, 2006. In connection with his election to that position, Mr. Lorber was granted a restricted stock award under the Vector Long-Term Incentive Plan. Accordingly, Mr. Lorber renounced and waived, as of September 27, 2005, the unvested 1,071,429 Common Shares of the Company deliverable by the Company to Mr. Lorber in the future under the terms of the January 10, 2005 Restricted Share Award Agreement by and between the Company and Mr. Lorber.
ITEM 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended to read as follows:
     (a) As of September 27, 2005, Mr. Lorber is the beneficial owner of, in the aggregate, 963,941 Common Shares, which constituted approximately 4.3% of the 22,325,940 Common Shares outstanding as of September 27, 2005 (based on 23,332,036 Common Shares outstanding as reported in the Company’s Form 10-Q for the quarter ended June 30, 2005, filed August 9, 2005, less the 1,071,429 Common Shares waived by Mr. Lorber under his January 10, 2005 restricted stock award and plus the 65,333 Common Shares acquirable by Mr. Lorber upon exercise of currently exercisable options). Mr. Lorber’s beneficial ownership includes the 65,333 options for Common Shares, granted to Mr. Lorber pursuant to the option agreement previously referred to in Item 6 of the Schedule 13D.
     (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 778,608 Common Shares held directly by Mr. Lorber, (ii) 120,000 Common Shares held by Lorber Alpha II Partnership, a Nevada limited partnership, and (iii) 65,333 Common Shares acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.
     (c) On September 27, 2005, Mr. Lorber renounced and waived the unvested 1,071,429 Common Shares deliverable to him in the future under the Company’s January 10, 2005 restricted stock award to him. See the information set forth under Item 4.
     (d) No person other than Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by him.
     (e) As of January 27, 2005, Mr. Lorber ceased to be the beneficial owner of more than 5% of the Company’s Common Shares.

Page 3 of 5 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 of the Schedule 13D is hereby amended to add the following:
          See the information set forth under Item 4.
ITEM 7. Material To Be Filed as Exhibits.
          Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit D:	Letter, dated September 27, 2005, from Howard M. Lorber
to the Company.

Page 4 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 28, 2005

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber

Page 5 of 5 Pages

Exhibit D
September 27, 2005
New Valley Corporation
100 S.E. Second Street, 32nd Floor
Miami, Florida 33131
Attention: Richard J. Lampen
Executive Vice President and
General Counsel
Dear Dick:
     I write with reference to the Restricted Share Award Agreement (the “Award Agreement”) dated as of January 10, 2005 by and between New Valley Corporation (the “Company”) and myself. Under the terms of the Award Agreement, I was awarded a restricted stock grant of 1,250,000 of the Company’s Common Shares. As of the date hereof, 178,571 of these Common Shares have vested and been delivered to me, with the remaining 1,071,429 Common Shares unvested and held by the Company.
     I have today been elected President and Chief Executive Officer of Vector Group Ltd. (“Vector”), the majority shareholder of the Company, effective January 1, 2006, and have been granted a restricted stock award under Vector’s Long-Term Incentive Plan. Accordingly, I hereby renounce and waive as of this date all of my rights, entitlements and interests in and with respect to the unvested 1,071,429 Common Shares of the Company deliverable by the Company to me in the future under the terms of the Award Agreement. I have previously provided the Company with blank stock powers which the Company can use to cancel the Common Shares I have hereby renounced and waived.

Sincerely,
/s/ Howard M. Lorber
Howard M. Lorber

cc:	Board of Directors New Valley Corporation